Exhibit (a)(5)(xxiv)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

ORACLE CONFIRMS RESOLVE TO COMPLETE PEOPLESOFT

ACQUISITION

REDWOOD SHORES, Calif., June 24, 2003—Oracle Corporation (NASDAQ: ORCL) today announced that, with respect to its tender offer for PeopleSoft, Inc. (NASDAQ: PSFT), it has waived the condition requiring its consent to the Amended and Restated Agreement and Plan of Merger and Reorganization dated as of June 16, 2003 by and among PeopleSoft, J.D. Edwards & Company (NASDAQ: JDEC) and Jersey Acquisition Company. This condition is not waived with respect to any subsequent amendments that the parties may enter into.

“Although we have provided this waiver, we continue to view the amended merger agreement as an unlawful device to deprive PeopleSoft shareholders of their right to vote with respect to the J.D. Edwards merger,” said Oracle spokesperson, Jim Finn. “The condition we have now waived was identified by the PeopleSoft board of directors as an important reason in declining to pursue discussions with us. We hope that with this waiver, PeopleSoft will finally agree to meet with us, as their shareholders are demanding.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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